SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

nCino, Inc.
(Name of Issuer)

Common Stock, $0.0005 par value
(Title of Class of Securities)

63947X101
(CUSIP Number)

HMI Capital Management, L.P. 555 California Street, Suite 4900 San Francisco, CA 94104 (415) 391-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63947X101	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON HMI Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63947X101	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON HMI Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 63947X101	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON HMI Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 63947X101	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Members GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 63947X101	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Marco W. Hellman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63947X101	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Justin C. Nyweide
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63947X101	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Radhakrishnan Raman Mahendran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63947X101	SCHEDULE 13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Avery J. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,873,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,873,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,873,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63947X101	SCHEDULE 13D	Page 10 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, $0.0005 par value (the “Common Stock”), of nCino, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 6770 Parker Farm Drive, Wilmington, North Carolina 28405.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	HMI Capital Partners, L.P. (the “Fund”), a Delaware limited partnership;

(ii)	HMI Capital Management, L.P. (“HMI”), a Delaware limited partnership;

(iii)	HMI Capital Fund GP, LLC (“Fund GP”), a Delaware limited liability company;

(iv)	Members GP, LLC (“Members GP”), a Delaware limited liability company;

(v)	Marco W. Hellman (“Mr. Hellman”), a United States citizen;

(vi)	Justin C. Nyweide (“Mr. Nyweide”), a United States citizen;

(vii)	Radhakrishnan Raman Mahendran (“Mr. Mahendran”), a United States citizen; and

(viii)	Avery J. Schwartz (“Mr. Schwartz”), a United States citizen.

(b) The business address of each Reporting Person is 555 California Street, Suite 4900, San Francisco, CA 94104.

(c) The principal business of the Fund is serving as a private investment fund. The principal business of HMI is serving as the investment advisor to the Fund and other investment funds. The principal business of Fund GP is serving as the General Partner of the Fund and other investment funds. The principal business of Members GP is serving as the general partner of HMI. The principal business of Mr. Hellman is serving as Founder, Managing Partner, and member of the Investment and Management Committee of HMI. Mr. Hellman also serves as the Managing Member of each of Members GP and Fund GP. The principal business of Mr. Nyweide is serving as a Founding Partner, Chief Investment Officer, and member of the Investment and Management Committee of HMI. The principal business of Mr. Mahendran is serving as a Partner and member of the Investment Committee of HMI. The principal business of Mr. Schwartz is serving as a Partner and member of the Investment Committee of HMI.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 63947X101	SCHEDULE 13D	Page 11 of 15 Pages

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Fund and HMI is a Delaware limited partnership. Each of Fund GP and Members GP is a Delaware limited liability company. Each of Messrs. Hellman, Nyweide, Mahendran, and Schwartz is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $394.5 million (including brokerage commissions) of the working capital of the Fund in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

The Reporting Persons have been long-term investors in the securities of the Issuer. The Reporting Persons have had, and intend to continue to have, constructive discussions with the Board of Directors of the Issuer (the “Board”) and management regarding Board composition, the Issuer’s valuation and total stockholder return, its investor messaging and disclosure, operations, capital allocation, corporate governance and the strategy and plans of the Issuer, including strategic transactions. The Reporting Persons intend to have additional discussions with the Board and the Issuer’s management about the foregoing matters, and may discuss other matters including, without limitation, the Issuer’s management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may communicate with other shareholders and/or third parties regarding the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals.

CUSIP No. 63947X101	SCHEDULE 13D	Page 12 of 15 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 115,559,517 shares of Common Stock outstanding as of August 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 27, 2024.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

HMI is an investment advisor registered under the Investment Advisers Act of 1940. HMI, which serves as the investment advisor to the Fund and may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Fund GP, which serves as the general partner to the Fund, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Members GP, which serves as the general partner of HMI, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Messrs. Hellman, Nyweide, Mahendran, and Schwartz are the investment committee members of HMI, with the power to exercise investment and voting discretion, and may be deemed the beneficial owners of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Act, as amended, each of the Fund, HMI, Fund GP, Members GP, Mr. Hellman, Mr. Nyweide, Mr. Mahendran, and Mr. Schwartz expressly disclaim beneficial ownership over any of the securities reported in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any of the Fund, HMI, Fund GP, Members GP, Mr. Hellman, Mr. Nyweide, Mr. Mahendran, or Mr. Schwartz are the beneficial owners of any of the securities reported herein.

CUSIP No. 63947X101	SCHEDULE 13D	Page 13 of 15 Pages

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Exhibit	Description

99.1	Joint Filing Agreement, dated October 21, 2024.

24.1	Powers of Attorney, dated October 21, 2024.

CUSIP No. 63947X101	SCHEDULE 13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024

HMI Capital Partners, L.P.		Marco W. Hellman

By:	/s/ Lusine Moshkounian	By:	/s/ Lusine Moshkounian
	Lusine Moshkounian		Lusine Moshkounian
	Attorney-in-Fact		Attorney-in-Fact

HMI Capital Management, L.P.		Justin C. Nyweide

By:	/s/ Lusine Moshkounian	By:	/s/ Lusine Moshkounian
	Lusine Moshkounian		Lusine Moshkounian
	Attorney-in-Fact		Attorney-in-Fact

HMI Capital Fund GP, LLC		Radhakrishnan Raman Mahendran

By:	/s/ Lusine Moshkounian	By:	/s/ Lusine Moshkounian
	Lusine Moshkounian		Lusine Moshkounian
	Attorney-in-Fact		Attorney-in-Fact

Members GP, LLC		Avery J. Schwartz

By:	/s/ Lusine Moshkounian	By:	/s/ Lusine Moshkounian
	Lusine Moshkounian		Lusine Moshkounian
	Attorney-in-Fact		Attorney-in-Fact

CUSIP No. 63947X101	SCHEDULE 13D	Page 15 of 15 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

HMI Capital Partners, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/3/2024	131,888	29.99	29.90-30.05
9/4/2024	115,136	30.19
9/5/2024	167,871	30.28
9/6/2024	60,632	30.16